Exhibit 99.1

51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

SHANGHAI, May 4, 2021 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today that its Board of Directors (the “Board”) has received an updated preliminary non-binding proposal letter dated May 4, 2021 (the “Proposal Letter”) from DCP Services Limited, Ocean Link Partners Limited, and Mr. Rick Yan, the Chief Executive Officer of the Company (collectively, the “Consortium”), with respect to the proposed “going-private” transaction wherein the Consortium proposes to acquire all of the outstanding common shares of the Company for US$79.05 in cash per common share (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Consortium was formed in furtherance of the Proposed Transaction initially set forth in the preliminary non-binding proposal letter submitted by DCP Capital Partners, L.P. to the Company on September 17, 2020, and the Proposal Letter updates the preliminary non-binding proposal letter accordingly.

As previously announced, the Board had formed a special committee consisting of two independent directors (the “Special Committee”) to evaluate the Proposed Transaction or any alternative strategic option that the Company may pursue. The Special Committee will continue to evaluate the Proposed Transaction in light of the latest development.

The Board and the Special Committee caution the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and that no decisions have been made with respect to the Proposed Transaction or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be made, that any definitive agreement relating to the Proposed Transaction will be executed, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

Exhibit A

Updated Preliminary Non-Binding Proposal

to Acquire All Outstanding Shares in 51job, Inc.

May 4, 2021

The Board of Directors

51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

Dear Members of the Board of Directors,

Reference is made to the preliminary non-binding proposal dated September 17, 2020 (the “Original Proposal,” as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”) from DCP Capital Partners, L.P. (together with its affiliated investment entities, “DCP”) to acquire all of the outstanding common shares of 51job, Inc. (the “Company,” and such acquisition, the “Transaction”).

We, DCP, Ocean Link Partners Limited (together with its affiliated investment entities, “Ocean Link”), and Mr. Rick Yan, the Chief Executive Officer of the Company (collectively, the “Initial Consortium Members”), are pleased to update the Proposal to, among other things, inform you that we are forming a buyer consortium with respect to the proposed Transaction (the “Consortium”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders. The Proposal represents a premium of 25.38% to the Company’s volume-weighted average price during the last 30 days, and a premium of 28.89% to the Company’s last closing price on May 3, 2021.

The Proposal also represents a premium of 18.82% to the Company’s volume-weighted average price during the last 30 days preceding the Original Proposal, and a premium of 16.05% to the Company’s last closing price immediately preceding the Original Proposal.

Set forth below are the updated key terms of our Proposal:

1.                Consortium Members. The Initial Consortium Members have agreed to work exclusively with each other in pursuing the proposed Transaction. The Initial Consortium Members in the aggregate hold approximately 17.62% of the total voting power of the Company’s issued and outstanding shares.

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

2.                Purchase Price. The consideration will be payable in cash at a price equivalent to US$79.05 per common share of the Company. We propose to acquire all of the outstanding common shares of the Company and the American Depositary Shares of the Company (each, an “ADS”, representing one common share of the Company), in each case other than those ADSs or common shares that may be rolled over in connection with the proposed Transaction.

3.                Funding. We intend to fund the Transaction with equity capital and debt financing. We expect the commitments for the required funding, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Transaction (the “Definitive Agreements”) are signed. Equity financing will be provided by the Initial Consortium Members and any additional members we may accept into the Consortium.

4.                Due Diligence. The Initial Consortium Members, together with our advisors, have significant experience in structuring and consummating transactions of this type. We believe that we will be in a position to complete customary legal, financial, and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the Definitive Agreements.

5.                Definitive Agreements. We are prepared to promptly negotiate and finalize Definitive Agreements providing for the Transaction. These documents will provide for representations, warranties, covenants, and conditions that are typical, customary, and appropriate for transactions of this type.

6.                Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We understand that the Company’s Board of Directors has established a special committee (the “Special Committee”) comprised of independent directors to evaluate our Proposal and any alternative strategic options that the Company may pursue. We look forward to promptly engaging with the Special Committee and its advisors to discuss our Proposal.

In considering our Proposal, you should be aware that the Initial Consortium Members are interested only in pursuing the Transaction and do not intend to sell their shares in any other transaction involving the Company.

7.                About DCP. DCP is a leading international private equity firm founded by experienced private equity investors in Greater China. The DCP team previously led KKR and Morgan Stanley’s private equity businesses in Asia, with an outstanding long-term track record across multiple economic cycles. DCP is supported by a diverse group of world-class long-term institutional investors around the globe. Over the past 28 years, the DCP team has led a number of successful transactions and nurtured numerous industry leaders in China such as Ping An Insurance, Mengniu Dairy, Haier Electronics, China International Capital Corp, Venus Medtech, Dongbao Pharmaceutical, Oriental Yuhong, YFD Education, Xingsheng Selected, Simple Love Yoghurt, Nanfu Battery, Far East Horizon, COFCO Meat, Hotwon, Hengan Intl., Belle Intl., Modern Dairy and United Envirotech. Combining its global investment experience and extensive local network, the DCP team has accumulated deep industry knowledge and strong operational capabilities. As a disciplined and operationally focused investor, DCP is committed to building long-term, win-win partnerships with portfolio companies and support value creation initiatives.

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

8.                About Ocean Link. Ocean Link is a private equity firm with a focus on China’s consumer, travel and TMT sectors. Ocean Link currently manages two USD funds and an RMB Fund. With teams in Shanghai, Beijing and Hong Kong, Ocean Link invests in the leading companies across the value chain and sub-verticals of the abovementioned sectors.

9.                No Binding Commitment. This letter constitutes only a preliminary proposal and does not constitute any binding offer or commitment with respect to the Transaction. Any binding legal obligations will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding our Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

DCP Services Limited

By:	/s/ Julian Wolhardt
Name: Julian Wolhardt
Title: Director

[Signature Page to Proposal Letter]

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

Ocean Link Partners Limited

By:	/s/ Tony Tianyi Jiang
Name: Tony Tianyi Jiang
Title: Partner

[Signature Page to Proposal Letter]

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51job, Inc. Announces Receipt of an Updated Non-Binding Proposal to Acquire the Company

May 4, 2021

Rick Yan

/s/ Rick Yan

[Signature Page to Proposal Letter]

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